UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d‑1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89621T108
(CUSIP Number)

Gregg S. Lerner, Esq.
Joel I. Frank, Esq.
Friedman Kaplan Seiler & Adelman LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1110
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	89621T108	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Alignvest Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,739,035[1]

	8	SHARED VOTING POWER
6,346,056

	9	SOLE DISPOSITIVE POWER
1,856,594[2]

	10	SHARED DISPOSITIVE POWER
8,228,497[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,085,091[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.5%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Includes 404,547 Common Shares issuable upon exercise of outstanding warrants held by Reporting Person.
2 Includes 270,067 Common Shares issuable upon exercise of outstanding warrants held by Reporting Person.
3 Includes 134,480 Common Shares issuable upon exercise of outstanding warrants held by Reporting Person.
4 Based on (x) 87,502,189 currently outstanding Common Shares and (y) 404,547 Common Shares issuable upon exercise of outstanding warrants held by the Reporting Person.

Page 2 of 10 Pages

SCHEDULE 13D

CUSIP No.	89621T108	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Alignvest AQX LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,395,056

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,395,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,395,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 Based on 87,502,189 currently outstanding Common Shares.

Page 3 of 10 Pages

SCHEDULE 13D

CUSIP No.	89621T108	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
2565546 Ontario Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,395,056

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,395,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,395,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Based on 87,502,189 currently outstanding Common Shares.

Page 4 of 10 Pages

SCHEDULE 13D

CUSIP No.	89621T108	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Alignvest Partners Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,951,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,951,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,951,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 Based on 87,502,189 currently outstanding Common Shares.

Page 5 of 10 Pages

SCHEDULE 13D

CUSIP No.	89621T108	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
Alignvest Partners Master Fund GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,951,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,951,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,951,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Based on 87,502,189 currently outstanding Common Shares.

Page 6 of 10 Pages

The following reporting persons (collectively, the “Reporting Persons”) (i) Alignvest Management Corporation, a corporation organized under the laws of Ontario, Canada (“AMC”), (ii) Alignvest Partners Master Fund LP, a Cayman Islands exempted limited partnership (“APMFLP”), (iii) Alignvest Partners Master Fund GP Inc., a Cayman Islands exempted company (“APMFGP”) which is the general partner of APMFLP and is a wholly-owned subsidiary of AMC, (iv) Alignvest AQX LP, a limited partnership organized under the laws of Ontario, Canada (“AAQXLP”), and (v) 2565546 Ontario Inc., a corporation organized under the laws of Ontario, Canada (“2565546 Ontario”) which is the general partner of AAQXLP and is a wholly-owned subsidiary of AMC hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission on February 17, 2017.

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “ Issuer”), with its principal executive offices located at 105 108th Avenue NE, Suite 400, Bellevue Washington 98004.

Item 2.	Identity and Background

Item 2(a) of the Schedule is hereby amended by deleting the existing text of the first full paragraph thereof and inserting the following text in its stead:

“(a) This Schedule 13D is being filed jointly on behalf of the following reporting persons (collectively, the “Reporting Persons”) (i)  Alignvest Management Corporation, a corporation organized under the laws of Ontario, Canada (“AMC”), (ii) Alignvest Partners Master Fund LP, a Cayman Islands exempted limited partnership (“APMFLP”), (iii) Alignvest Partners Master Fund GP Inc., a Cayman Islands exempted company (“APMFGP”) which is the general partner of APMFLP and is a wholly-owned subsidiary of AMC, (iv) Alignvest AQX LP, a limited partnership organized under the laws of Ontario, Canada (“AAQXLP”), and (v) 2565546 Ontario Inc., a corporation organized under the laws of Ontario, Canada (“2565546 Ontario”) which is the general partner of AAQXLP and is a wholly-owned subsidiary of AMC.”

Items 2(b) and (c) of the Schedule are hereby amended by deleting the existing text thereof and inserting the following text in their stead:

“(b) The business address of AMC is Suite 7050, 100 King Street West, First Canadian Place, Toronto, Ontario, Canada M5X 1C7.  The business address of each of APMFLP and APMFGP is Ugland House, Grand Cayman, Cayman Islands, KY1-1104. The business address of each of AAQXLP and 2565546 Ontario is Suite 7050, 100 King Street West, First Canadian Place, Toronto, Ontario, Canada M5X 1C7.

  (c) The principal business of AMC is asset management.  The principal business of APMFLP is to pursue investments for its partners’ capital.  The principal business of APMFGP is acting as general partner of APMFLP. The principal business of AAQXLP is to hold a portion of AMC’s investment in the Common Shares. The principal business of 2565546 Ontario is acting as general partner of AAQXLP .”

Item 2(f) of the Schedule is hereby amended by deleting the existing text of the first full paragraph thereof and inserting the following text in its stead:

“(f) AMC is a corporation organized under the laws of Ontario, Canada.  APMFLP is a Cayman Islands exempted limited partnership.  APMFGP is a Cayman Islands exempted company. AAQXLP is a limited partnership organized under the laws of Ontario, Canada. 2565546 Ontario is a corporation organized under the laws of Ontario, Canada”

Item 2(f) of the Schedule is hereby amended by inserting the following text as the last paragraph thereof:

“Schedule A is supplemented by adding the following information concerning the directors, executive officers and control persons of (i) AAQXLP and (ii) 2565546 Ontario:

Page 7 of 10 Pages

AAQXLP- No directors or officers.

2565546 Ontario- Reza Satchu and Sanjil Shah are the sole directors and officers. Reference is made to Schedule A, as previously filed, for further information as to Messrs. Satchu and Shah.”

Item 5.	Interest in Securities of the Issuer

Items 5 (a) and (b) of the Schedule are hereby amended by deleting the existing text thereof and inserting the following text in their stead:

(a) and (b) As a result of the consummation of the Arrangement and the relationships described herein, (i) AMC beneficially owns and has (x) sole voting power over 3,739,035 Common Shares (which includes 404,547 warrants for Common Shares) and (y) sole investment power over 1,856,594 Common Shares (which includes 270,067 warrants for Common Shares), may be deemed to share investment power over 1,882,441 shares (including 134,480 warrants for Common Shares) held by AMC for the benefit of certain AMC employees and other individuals, each of whom has a contractual right to demand, with respect to Common Shares in which he or she has a beneficial ownership interest, that AMC convey or transfer such Common Shares according to his or her direction, and may be deemed to share voting and investment power over (1) 2,951,000 Common Shares held by APMFLP and (2) 3,395,056 Common Shares held by AAQXLP, for a total of 10,085,091 Common Shares, representing 11.5% of the issued and outstanding Common Shares after adding to the 87,502,189 outstanding Common Shares the 404,547 Common Shares issuable upon exercise of the 404,547 warrants held by AMC; (ii) APMFLP holds 2,951,000 Common Shares (held by APMFLP for the benefit of its limited partners, each of whom has a contractual right to demand, with respect to Common Shares in which he or she has a beneficial ownership interest, that APMFLP convey or transfer such Common Shares according to his or her direction), and APMFLP, APMFGP and AMC may be deemed to have shared voting and investment power over these shares, representing 3.4% of outstanding Common Shares; and (iii) AAQXLP holds 3,395,056 Common Shares, and AAQXLP, 2565546 Ontario and AMC may be deemed to have shared voting and investment power over those shares, representing 3.9% of the outstanding Common Shares. A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.  As a result of the existing relationships described under Item 2 and the transactions described in Item 3, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.  Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.”

Item 5 (c) of the Schedule is hereby amended by deleting the existing text thereof and inserting the following text in its stead:

“(c) The information set forth in Item 3 is incorporated by reference into this Item 5.

Except as set forth or incorporated by reference into this Item 5(c) or set forth in Schedule A hereto, the Reporting Persons have not effected any transactions in the class of securities reported on herein during the past 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended by inserting the following as the two penultimate paragraphs thereof:

“AMC  has an arrangement with certain AMC employees and other individuals, each of whom has a contractual right to demand, with respect to Common Shares in which he or she has a beneficial ownership interest, that AMC convey or transfer such Common Shares according to his or her direction. APMFLP has an arrangement with its limited partners, each of whom has a contractual right to demand, with respect to Common Shares in which he or she has a beneficial ownership interest, that APMFLP convey or transfer such Common Shares according to his or her direction. The information set forth in Items 5(a) and (b) with regards to these arrangements is incorporated by reference into this Item 6.

Page 8 of 10 Pages

On December 31, 2021, the Issuer and its minority partner Tesbrit BV, issued a press release (the “Press Release”), which is filed as Exhibit 7 hereto, and incorporated by reference into this Item 6, announcing that they have entered into a definitive agreement to sell 100% of their equity in Two Degrees Group Limited, the Issuer’s New Zealand subsidiary, to Voyage Digital (NZ) Limited (the “Sale Transaction”). The Sale Transaction is subject to required regulatory approvals and the approval of the Issuer’s shareholders.  Each of AMC, APMFLP and AAQXLP  entered into a voting and support agreement (the “Support Agreements”) agreeing to vote AMC’s, APMFLP’s and AAQXLP’s respective Common Shares in favor of the Sale Transaction.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such documents, which are filed as Exhibits 8, 9 and 10 hereto, and incorporated by reference into this Item 6.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule is hereby amended by adding the following as Exhibits thereto:

“1. Joint Filing Agreement

 7. Press Release, dated December 31, 2021, of Trilogy International Partners Inc., incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K filed on January 3, 2022 (https://www.sec.gov/Archives/edgar/data/1689382/000165495422000002/trl_ex991.htm)

8.  Voting and Support Agreement, dated December 31, 2021, between Alignvest Management Corporation and Voyage Digital (NZ) Limited

9.  Voting and Support Agreement, dated December 30, 2021, between Alignvest Partners Master Fund LP and Voyage Digital (NZ) Limited

10.  Voting and Support Agreement, dated December 31, 2021, between Alignvest AQX LP and Voyage Digital (NZ) Limited”

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2022
ALIGNVEST MANAGEMENT CORPORATION

/s/ Reza Satchu
	Name:	Reza Satchu
	Title:	Director, Managing Partner

/s/ Sanjil Shah
	Name:	Sanjil Shah
	Title:	Director, Managing Partner

ALIGNVEST PARTNERS MASTER FUND LP

	By:	ALIGNVEST PARTNERS MASTER FUND GP INC., as general partner of Alignvest Partners Master Fund LP

/s/ Letitia Solomon
	Name:	Letitia Solomon
	Title:	Director

ALIGNVEST PARTNERS MASTER FUND GP INC.

/s/ Letitia Solomon
	Name:	Letitia Solomon
	Title:	Director

ALIGNVEST AQX LP

By: 2565546 Ontario Inc., as general partner of Alignvest AQX LP

/s/ Reza Satchu
	Name:	Reza Satchu
	Title:	Director

2565546 ONTARIO INC.

/s/ Reza Satchu
	Name:	Reza Satchu
	Title:	Director

Page 10 of 10 Pages